UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL LAUNCHES NEW WIRE-DRAWING EQUIPMENT

Beloretsk, Russia – July 18, 2022 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading Russian mining and metals company, announces the launch of eight draw benches used to produce wire at its Beloretsk Metallurgical Plant. The equipment worth over 500 million rubles has been acquired as part of the upgrade program for the plant’s wire and cable facility. The plant has installed a total of 12 new high-performance benches. Investment in the project totals 1.5 billion rubles.

The Republic of Bashkortostan’s Prime Minister Andrei Nazarov, Mechel PAO’s Chief Executive Officer Oleg Korzhov and other top officials took part in the launch ceremony.

Beloretsk Metallurgical Plant began implementing the investment project of upgrading its wire and cable facility in 2016. It is due to be completed by the end of 2023. It includes a sweeping technical revamping of the plant’s wire-drawing facilities, installing new draw benches and auxiliary equipment, as well as reconstructing their closed-loop recirculation systems and installing a new waste treatment plant at the wire and cable facilities.

The new benches are equipped with scalebreakers with belt nodes, rinse tanks and coating machines. This enables the facility to scale off dross mechanically and abandon the practice of chemical scaling for wire rods, as well as improve its performance due to higher drawing speeds. The new straight-line machines can also rule out kinks, which improves the wire’s mechanical properties.

The new benches will produce spring and welding wire, as well as wire for prestressing strands and regular wire. The capacity of all 12 benches will total over 125,000 tonnes a year.

Simultaneously with the assembly of the draw benches, the plant built a new closed-loop recirculation system and assembled dust aspiration systems.

“This upgrade will take Beloretsk Metallurgical Plant to a new production level, improving our ecological impact, enabling us to manufacture those products that are high in demand, and create high-performance jobs,” Beloretsk Metallurgical Plant’s Managing Director Sergey Fedorov noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: July 18, 2022

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